 Exhibit 99.1

SNDL Acquires Delta 9 Cannabis' Debt, Ascends to Senior Secured Creditor Status

CALGARY, AB, July 5, 2024 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or "The Company") today announced that it has completed the acquisition (the "Debt Acquisition") of the principal indebtedness (the "Purchased Indebtedness") of Delta 9 Cannabis Inc. ("Delta 9") from Connect First and Servus Credit Union Ltd. ("CFCU") for a purchase price of CAD $28,138,284 pursuant to a purchase and sale of indebtedness agreement dated July 5, 2024.

As a result of the Debt Acquisition, SNDL has become Delta 9's senior secured creditor with a first priority security interest in all of the assets of Delta 9 and certain Delta 9 subsidiaries. The Purchased Indebtedness brings Delta 9's total indebtedness owing to SNDL to CAD $40,653,352.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Palmetto, Bon Jak, Versus, Value Buds, and Vacay. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information on SNDL, please go to https://sndl.com/.

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SOURCE SNDL Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2024/05/c0425.html

%CIK: 0001766600

For further information: For more information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 21:15e 05-JUL-24